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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 11-K


(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF
    1934

FOR THE FISCAL YEAR ENDED JULY 31, 2001     COMMISSION FILE NUMBER: 001-05146-01

                                       OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT
     OF 1934

FOR THE TRANSACTION PERIOD FROM ________________________ TO ___________________






     KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN
               c/o Philips Electronics North America Corporation
                          1251 Avenue of the Americas
                            New York, New York 10020
                Attention: Compensation and Benefits Department

       (Full title of the plan and address of the plan, if different from that of the issuer named below)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                        Rembrandt Tower, Amstelplein 1,
                       Amsterdam 1070MX, The Netherlands
                    (Address of principal executive offices)


            Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission

                           Andrew D. Soussloff, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004


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                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                        NONQUALIFIED STOCK PURCHASE PLAN


                                TABLE OF CONTENTS



                                                                           PAGE

Independent Auditors' Report                                                 1

Audited Financial Statements

Statement of Financial Condition - July 31, 2001                             2

Statement of Income and Changes in Plan Equity -
    Year ended July 31, 2001                                                 3

Notes to Financial Statements                                                4

                          INDEPENDENT AUDITORS' REPORT


The Committee of the Koninlijke Philips Electronics N.V.
Nonqualified Stock Purchase Plan:


We have audited the accompanying statement of financial condition of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan (the "Plan") as of July 31, 2001 and the related statement of income and changes in plan equity from August 1, 2000 (the effective date) to July 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan at July 31, 2001, and the results of its operations from August 1, 2000 (the effective date) to July 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP


October 26, 2001

     KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                        Statement of Financial Condition


                                                             July 31, 2001
                                                            ($ in thousands)
Assets:
  Investment in Philips Electronics N.V. common stock
  at market value - 673,201 shares (cost $19,983)               $ 18,601
  Contributions receivable from participants                       1,355
                                                             -------------

       Total assets                                               19,956
                                                             -------------
       Plan Equity                                              $ 19,956
                                                             =============


See accompanying notes to financial statements

     KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                 Statement of Income and Changes in Plan Equity


                                                           From August 1, 2000
                                                           (the effective date)
                                                             to July 31, 2001
                                                            ($ in thousands)

Investment income (loss)
   Net depreciation in market value of investments          $     (1,383)
   Realized Loss on sale of investments                              (42)
   Dividends                                                          51
                                                              ------------
                                                                  (1,374)

Contributions:
    Participants                                                  18,749
    Employer                                                       3,115
                                                              ------------

             Total contributions                                  21,864
                                                              ------------

             Total additions                                      20,490

Less: Distributions to participants                                  534
                                                              ------------

             Plan Equity at end of year                     $     19,956
                                                             =============



See accompanying notes to financial statements

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     KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                         Notes to Financial Statements

                                 July 31, 2001


(1)    DESCRIPTION OF THE PLAN

       The following description of the Koninklijke Philips Electronics N.V. (the "Company") Nonqualified Stock Purchase Plan (the "Plan") provides only general information. Participants should refer to the Plan prospectus for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a voluntary stock purchase plan established for eligible U.S.-based employees of certain subsidiaries of the Company effective August 1, 2000. The Plan makes available to eligible employees of certain of the Company's subsidiaries in the U.S. the right to purchase common shares of the Company's common stock at a discount. The common stock of the Company is quoted on several stock exchanges including the Amsterdam Stock Exchange and the New York Stock Exchange ("NYSE").

       PARTICIPATION

       U.S.-based full-time salaried and hourly employees of certain subsidiaries of the Company are eligible to participate in the Plan after completing 30 days of full-time employment, except for certain senior executives as defined by the Plan. Employees subject to collective bargaining agreements are eligible to participate upon acceptance of the Plan by their respective union. Certain suspension rules apply as described below in "Plan Restrictions."

       CONTRIBUTIONS

       Each year, participants may contribute up to 10% of their cash compensation, as defined by the Plan through payroll withholdings. In addition to the percentage limitation, contributions may not exceed $20,000 in any calendar year.

       The cost of shares to the participants will be the lesser of 85% of the closing price on the first day of the applicable purchase period on which stocks are traded on the NYSE, or 85% of the closing price on the last day of the applicable purchase period on which stocks are traded on the NYSE. The difference between the fair value of the shares purchased and the cost to the participants represent employer contributions.

       Participant shares are held by EquiServe N.A., the Plan's custodian.

       Contributions are used to purchase whole and fractional shares of the Company at the end of each purchase period (a calendar quarter).

       VESTING

       All contributions and common shares are 100% vested.

     KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                         Notes to Financial Statements

                                 July 31, 2001


       DIVIDENDS

       Dividends paid are reinvested into the participant's account and used to purchase additional common shares at the prevailing price.

       PLAN RESTRICTIONS

       A participant may sell any shares held in their account at any time; however, if a participant sells shares held by the Plan for less than one year, that participant will not be allowed to make contributions to the Plan in the subsequent two purchase periods following the sale.

       PLAN TERMINATION

       The Company may suspend or terminate the Plan at any time. If the Plan is suspended or terminated payroll deductions will terminate and unapplied withholdings will be used to purchase common shares or be repaid to participants without interest as soon as practicable following the termination of the Plan.

       PLAN EXPENSES

       Plan expenses are paid by the Company.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The following are significant accounting policies followed by the Plan:

       BASIS OF ACCOUNTING

       The accompanying financial statements are prepared on the accrual basis of accounting.

       INVESTMENT VALUATION AND INCOME RECOGNITION

       The investment in shares held by the Plan are recorded at market value, measured by the closing price listed by NYSE. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are recorded on first in, first out method. Dividends are recorded on the ex-dividend date.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

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     KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                         Notes to Financial Statements

                                 July 31, 2001


       DISTRIBUTIONS

       Participants may request distributions of stock certificates or cash. Distributions are recorded when paid.


3)     INVESTMENT IN COMMON SHARES

       Each participant is a 100% owner of the number of shares held on their behalf at EquiServe. Participants maintain the same rights as common stock shareholders.

       At July 31, 2001, 673,201 shares were held by participants of the Plan valued at $27.63 per share. There was $1,354,920 of participants'contributions not yet used to purchase shares on July 31, 2001 which is reflected as contributions receivable from participants on the statement of financial condition.

       Proceeds from the sales of Company common stock, cost of stock sold and related realized loss were as follows:







                                                       -------------
              Proceeds                                 $     534,000
              Cost of stock sold                             576,000
                                                       -------------

                 Realized loss                         $     (42,000)
                                                       ==============


       The change in the unrealized losses of Company common stock held by the Plan was $1,383,000.


(4)    TAX STATUS

       The Plan is a non-qualified employee stock purchase plan for U.S. tax purposes. Participants of the Plan are taxed under Section 83 of the Internal Revenue Code. Upon purchase of the shares, the participant generally would include in ordinary income an amount equal to the excess, if any, of the closing market price of the shares on the purchase date over the discounted purchase price (85% of the closing price on the first or the last day of the purchase period, whichever is lower). Any additional appreciation on the shares from the date of purchase until the date of subsequent sale will be taxed to participants as short-term or long-term capital gain or loss, depending on the period of time the shares are held before sale. Participants will also be required to include as ordinary income, the amount of any dividends on common shares purchased through the Plan.

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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           KONINKLIJKE PHILIPS ELECTRONICS N.V.
                                           Nonqualified Stock Purchase Plan
                                           -------------------------------------




Date: October 29, 2001                     By: /s/ Kevin Doran
                                           -------------------
                                           Name: Kevin Doran
                                           Title: Chairman, Stock Purchase Plan
                                                  Committee

                        CONSENT OF INDEPENDENT AUDITORS


To the Supervisory Board and Board of Management of
    Koninklijke Philips Electronics N.V.


We consent to the incorporation by reference in the Registration Statement (No. 333-39204) on Form S-8 of Koninklijke Philips Electronics N.V. of our report dated October 26, 2001 relating to the statement of financial condition of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan as of July 31, 2001 and the related statement of income and changes in plan equity from August 1, 2000 (the effective date) to July 31, 2001, which report appears in the July 31, 2001 Annual Report of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan on Form 11-K.


/s/ KPMG LLP


New York, New York
October 26, 2001